SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2003, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     ____________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Employee Savings and Thrift Plan (Saudi Arabia),
     P. O. Box 2056, Mazda Building, Bab Makkah, Jeddah, 21451, Saudi Arabia

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

                      EMPLOYEE SAVINGS AND THRIFT PLANS -
                      MODERN INDUSTRIES COMPANY (JEDDAH),
                      MODERN INDUSTRIES COMPANY (DAMMAM)
                      AND MODERN PRODUCTS COMPANY


                      COMBINED FINANCIAL STATEMENTS AND
                      SUPPLEMENTAL SCHEDULE
                      FOR THE YEARS ENDED DECEMBER 31, 2003, 2002,
                      AND 2001 AND INDEPENDENT AUDITORS' REPORT

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

Independent auditors' report                                                  1

Financial statements:

Combined Statements of Net Assets Available for Benefits as of
  December 31, 2003 and 2002                                                  2

Combined Statements of Changes in Net Assets Available for Benefits
  for the Years Ended December 31, 2003, 2002 and 2001                        3

Notes to Combined Financial Statements for the Years Ended
  December 31, 2003, 2002 and 2001                                        4 - 7

COMBINED SUPPLEMENTAL SCHEDULE -

Statement of Investments                                                      8

                          INDEPENDENT AUDITORS' REPORT

To the trustees of:
Modern Industries Company (Jeddah) - Employee Savings and Thrift Plan, Modern Industries Company (Dammam) - Employee Savings and Thrift Plan, and Modern Products Company - Employee Savings and Thrift Plan


We have audited the accompanying combined statements of net assets available for benefits of the Employee Savings and Thrift Plans for Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company, which are centrally administered as the Savings and Thrift Plans (Saudi Arabia) of the Procter & Gamble Company (the "Plans") as of December 31, 2003 and 2002 and the related combined statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2003. These combined financial statements are the responsibility of the Plans' trustees. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2003 and 2002 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The accompanying combined supplemental schedule listed on Page 8 is presented for the purpose of additional analysis and is not a required part of the basic combined financial statements. The schedule is the responsibility of the Plans' trustees. Such combined supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic combined financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic combined financial statements taken as a whole.

Deloitte & Touche
Bakr Abulkhair & Co.

/S/AL-MUTAHHAR Y. HAMIDUDDIN
----------------------------
Al-Mutahhar Y. Hamiduddin
License No. 296
27 Muharram, 1425
March 18, 2004

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
(Expressed in Saudi Riyals)
--------------------------------------------------------------------------------


                                                       2003             2002
                                                   -----------------------------


ASSETS

Investments                                          38,047,118       38,440,812
Loans to participants                                   658,241          681,342
Other receivable                                        374,997          387,697
Cash                                                  3,774,976        4,700,456
                                                   -----------------------------
Total assets                                         42,855,332       44,210,307

LIABILITIES

Amounts due to employees                                  9,310           17,345
                                                   -----------------------------
NET ASSETS AVAILABLE FOR BENEFITS                    42,846,022       44,192,962
                                                   =============================







The combined financial statements were approved on March 18, 2004.



Trustee: /S/FAHAD ALSUKAIT
         -----------------------


Trustee: /S/JAMAL SHOWAIKHAT
         -----------------------



  The accompanying notes form an integral part of these financial statements.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Expressed in Saudi Riyals)
-----------------------------------------------------------------------------------------------
                                                         2003           2002           2001
                                                     ------------------------------------------

ADDITIONS

Basic employee contributions                            1,880,357      2,211,841      2,637,659
Additional employee contributions                       1,269,062      1,723,766      2,440,765
Companies' contributions                                1,516,176      1,672,448      1,828,344
                                                     ------------------------------------------
Total contributions                                     4,665,595      5,608,055      6,906,768
                                                     ------------------------------------------
Investment income/(loss):

   Smuckers share                                            --          363,246           --
   Dividends                                              508,199        608,561        672,849
   Interest income                                         25,018         65,556        115,780
   Net appreciation (depreciation) in fair value
   of investments                                       7,053,752      1,938,332     (3,003,643)
                                                     ------------------------------------------
Total investment income/(loss)                          7,586,969      2,975,695     (2,215,014)
                                                     ------------------------------------------
Total additions                                        12,252,564      8,583,750      4,691,754
                                                     ------------------------------------------
DEDUCTIONS

Distribution and withdrawals to participants
  at market value                                     (13,599,504)   (19,442,270)   (10,387,149)
                                                     ------------------------------------------
Total deductions                                      (13,599,504)   (19,442,270)   (10,387,149)
                                                     ------------------------------------------
NET DECREASE                                           (1,346,940)   (10,858,520)    (5,695,395)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year                                      44,192,962     55,051,482     60,746,877
                                                     ------------------------------------------
End of year                                            42,846,022     44,192,962     55,051,482
                                                     ==========================================


  The accompanying notes form an integral part of these financial statements.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

1.    PLANS DESCRIPTION AND RELATED MATTERS

      The following brief description of the Employee Savings and Thrift Plans for Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company, which are centrally administered as the Savings and Thrift Plans (Saudi Arabia) of The Procter & Gamble Company (the "Plans"), is provided for general information purposes only. Participants should refer to each plan agreement for more complete information.

      This plan is not subject to any provisions of the United States Employee Retirement Income Security Act of 1974, nor is it qualified under the United States Internal Revenue Code Section 401(a).

      Trustees
      --------
      The Trustees of the Plans include the chairman of Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company (collectively, the "Companies") and nominated managers of the Companies.

      Eligibility
      -----------
      Any permanent employee who has been on the payrolls of the Companies for more than 12 months is eligible to participate in the Plans.

      Member's accounts
      -----------------
      An Employee Account and a Company Account are maintained for each member. The Employee Account includes a member's contributions, decreased by all withdrawals and increased by all repayments of withdrawals. The Company Account includes the total contributions made by the Companies, which were credited to the member's account in accordance with the terms of the Plans. Profits on bank deposits and net dividends are credited to the Employee Account.

      Employee contributions
      ----------------------
      Basic deductions of 5% of base salary are contributed monthly by the members. The member has the option to invest these contributions in one of the following investment programs offered by the Plans:

      *  Invest the full amount to purchase Procter & Gamble securities.

      *  Invest the full amount in bank deposits.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

      * Invest 50% of the amount to purchase Procter & Gamble securities, and 50% in bank deposits.

      The numbers of participating employees under each of the aforementioned programs at December 31, 2003 were 198, 80 and 37 (2002: 279, 96 and 59;
      2001: 343, 91 and 62), respectively.

      Members may elect to contribute an additional 1% to 10% of their monthly salary. These additional contributions are not matched by the Companies and can only be invested in Procter & Gamble securities.

      Companies' contributions
      ------------------------
      The Companies credit each member with an amount ranging from 25% to 100% of the balance in the Employee Account, depending on the member's length of continuous service, with the rate reaching 100% after ten years of continuous service.

      Earnings
      --------
      Any occurrence of income from the net dividends earned and credits from forfeitures are utilized to purchase more Procter & Gamble securities. These earnings are allocated on a pro-rata basis to the existing members based on the prior month-end balance of their Plans' assets.

      Commission earned from bank deposits is allocated amongst the members of the Plans in proportion to their investments in bank deposits.

      Vesting
      -------
      The members are fully vested in their Employee Accounts and Earnings Accounts. Members become vested in the Companies' contributions by 30% after the first three full years from the date of their membership in the Plans, or renewed membership (see Withdrawals), with the rate reaching 100% after ten full years of such membership.

      Withdrawals
      -----------
      Withdrawals may be made from the member's Employee Account at any time he chooses to, up to the extent of his contributions, the vested portion of the Companies' Contributions and all relevant profits thereon.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

      The non-vested portion of the Companies' Contributions and relevant profits are placed in a frozen account that will continue to be vested according to the vesting schedule. These are paid to the employee on his separation from the Companies unless he meets the criteria for forfeiture (see Forfeitures). The employee may rejoin the Plans after a one-year waiting period from the first withdrawal and a two-year waiting period for every subsequent withdrawal.

      Loans
      -----
      An existing member who has at least five years of membership is eligible to borrow from the Plans up to an amount that varies with the member's monthly base salary and length of service. The maximum loan amount cannot exceed 50% of the balance in the Employee's Account (including gains on securities) or six months salary, whichever is lesser. Repayment of the loan is made by monthly payroll deductions. The member may elect to repay the outstanding loan in a lump sum at any time.

      Forfeitures
      -----------
      When members leave the Plans without the requirement for full vesting (see Vesting) for a reason other than transfer out, death or disability, the non-vested Companies' Contributions and relevant profits are forfeited. The forfeited amount is divided amongst the existing members using the same formula as the Companies' Contributions (see Companies Contributions).

      Transferability
      ---------------
      The Plans are 100% transferable between the Companies.

      Costs of the plans
      ------------------
      All administrative costs of the Plans are paid by the Companies.


2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of combination
      --------------------
      The combined financial statements include the financial statements of all the Plans as stated in Note 1. All significant intercompany transactions and balances have been eliminated in the combination.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

      Basis of accounting
      -------------------
      The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The net assets and transactions of the Plans are recorded at fair value.

      Use of estimates
      ----------------
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The Plans invest in Procter & Gamble securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with Procter & Gamble securities, it is reasonably possible that changes in the value of Procter & Gamble securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

      Investments
      -----------
      Investments in Procter & Gamble and J.M. Smucker Company securities are valued at the closing price on the New York Stock Exchange. Bank deposits are stated at cost.

      The J.M. Smucker Company Common Stock
      -------------------------------------
      In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to The Procter & Gamble Company's ("P&G") shareholders and subsequently merged into The J.M. Smucker Company ("Smuckers"). As a result of the spin-off, participants holding P&G common stock received one share of Smuckers stock for every fifty shares of P&G stock. The cost basis of the P&G common stock prior to the Smuckers spin-off was allocated between P&G common stock held and the Smuckers common stock received. Participants are not permitted to purchase additional shares of Smuckers.

      Interest income
      ---------------
      Interest income represents interest earned on bank deposits.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

      Foreign currency translation
      ----------------------------
      The Plans' primary currency is the Saudi Riyal. Non-Saudi Riyal investments are translated into Saudi Riyals at the exchange rates in effect on the last day of the Plans' year. Earnings on currencies other than the Saudi Riyals are translated at average rates prevailing during the year. Exchange gains or losses for 2003, 2002 and 2001 were not significant.

      Taxes
      -----
      Currently, there are no personal income taxes in Saudi Arabia. Should they be introduced any time in the future, the Plans require that such taxes be borne by the members.

      Dividend payments on Procter & Gamble securities are received net of deduction of withholding taxes by the Government of the United States of America.

      Class action lawsuit
      --------------------
      During March of 2000, a class action lawsuit was filed against P&G, the Companies' parent company, by shareholders of P&G. The class was certified on October 29, 2001 by the United States District Court for the Southern District of Ohio, Western Division (the "Court"), and a settlement of US$49,000,000 has been approved. The Plans joined the class of plaintiffs on March 29, 2002. During 2003, the Plan received a substantial portion of their settlement to be allocated to participant accounts and any remaining proceeds are expected to be received during the fiscal year 2004.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized, on March 26, 2004.

Employee Savings and Thrift Plan (Saudi Arabia)


By:  /s/FAHAD A. ALSUKAIT
     ----------------------------
     Fahad A. Alsukait




By:  /s/MOHAMMED M. AL-GHAMDI
     -----------------------------
     Mohammed M. Al-Ghamdi

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED SUPPLEMENTAL SCHEDULE - STATEMENT OF INVESTMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Expressed in Saudi Riyals)
------------------------------------------------------------------------------------------------------------------------------------



                                         2003                              2002                               2001
                             -------------------------------------------------------------------------------------------------------
                             Number of              Market     Number of              Market      Number of               Market
                              shares     Cost       value       shares     Cost       value        shares     Cost        value
                             -------------------------------------------------------------------------------------------------------

Procter & Gamble securities  100,999  27,120,933  37,819,088   118,951  32,493,550  38,141,784    159,224  37,284,391  47,235,044

J.M. Smucker Company
securities                     1,314     176,922     228,030     2,014     265,120     299,028       --          --          --
                             =======================================================================================================